Exhibit 12.1

Ratio of Earnings to Fixed Charges
	Six Months Ended June 30,		Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Fixed Charges:
Interest Expense	$3,604	$2,754	$5,707	$5,164	$3,863	$3,452	$3,799
Capitalized Interest	—	—	—	—	—	—	—
Less: Deposit Interest	(2,999)	(2,101)	(4,363)	(3,829)	(3,141)	(2,094)	(3,276)
Preferred Dividends and Accretion	—	—	—	—	57	117	261

Fixed Charges	605	653	1,344	1,335	779	665	784

Earnings:
Income before Income Taxes	7,173	5,803	12,520	12,959	9,932	9,578	8,132
Fixed Charges (above)	605	653	1,344	1,335	779	665	784
Less: Capitalized Interest	—	—	—	—	—	—	—

Earnings	$7,778	$6,456	$13,864	$14,294	$10,711	$10,243	$8,916

Ratio of Earnings to Fixed Charges (1)
Including interest on deposits	2.99x	3.11x	3.19x	3.51x	3.57x	3.77x	3.34x
Excluding interest on deposits	12.86x	9.89x	10.32x	10.71x	14.76x	18.48x	16.55x
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (2)
Including interest on deposits	2.99x	3.11x	3.19x	3.51x	3.53x	3.68x	3.00x
Excluding interest on deposits	12.86x	9.89x	10.32x	10.71x	13.75x	15.40x	11.37x

(1)

For purposes of computing the ratio, earnings consists of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on all borrowings, including/excluding interest on deposits.

(3)	The calculation is the same as the ratio of earnings to fixed charges except that fixed charges also includes pre-tax earnings required to cover preferred stock dividends.

For purposes of computing the ratio of earnings to fixed charges and of earnings to fixed charges and preferred stock dividends, “earnings” consist primarily of income from continuing operations before income taxes and fixed charges, “fixed charges” include interest, expensed or capitalized, on borrowings and subordinated debt (including or excluding deposits, as applicable), and the interest component of rental expense, and “preferred stock dividends” include pre-tax earnings required to pay the dividends on outstanding preferred stock.